June 26, 2023

Keira Nakada

Angela Lumley

Scott Anderegg

Jennifer López Molina

Division of Corporation Finance

Office of Trade & Services

Securities & Exchange Commission

Washington, D.C.

Re:         Mike the Pike Productions, Inc.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed April 28, 2023

File No. 000-55298

Dear Ms. Gorman:

The following are the issuer’s response to your comment letter of May 22, 2023.

Amendment No. 1 to Form 10-12G filed April 28, 2023

Description of Business, page 4

1. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. To the extent that you discuss future activity, please provide the status of development and indicate the timeframe for which you anticipate these projects will take and the basis of your conclusions. Further, please discuss the actual operations of your business, focusing on the particular means by which you will generate revenues and incur expenses. For example, discuss if you are going to produce the film or TV series based on your intellectual property and if you intend to sell the property to a network or streaming service. Further describe if you have had any formal or informal discussions to produce your projects with a distributor, network or streaming service. Please also clarify the steps you have taken already, if any, to initiate your operations and the costs of these steps to you.

The company acquires and develops intellectual property in the media and entertainment space to expand the universe of those materials in the form of feature film, television series and more. This can also lead to additional opportunities in M&E arenas such as opportunities for merchandising, publishing, virtual reality, augmented reality, artificial intelligence and video games/esports. We do this through our subsidiary, Arowana Media Holdings, Inc. and its wholly owned subsidiary, Mike The Pike Entertainment, LLC, primarily via option or outright purchase of certain rights to copywritten material of undervalued and/or legacy IP; usually books,graphic novels or other published works, and develop them for screen in partnership with studios and production companies in exchange for upfront and/or backend fees, royalties and profits. We currently have rights in the form of Option/Purchase Agreements as well as Shopping Agreements in certain cases. These rights are intended to be monetized in accordance to industry standard monetization of intellectual property rights which typically include, on a property adapted for Television Series, one or more of the following:

● Option Fee

● Acquistion/Purchase

● Pilot Services Fee

● Series Services Fee

● Consulting Services

● Contingent Participation (revenues derived from ancillary sources- spinoffs, merchandising, licensing, etc.) and on a property adapted for Feature Film to typically include:

● Option Fee

● Acquisition/Purchase

● participation in Producer/ Executive Producer/Production company fees (normally a percentage of the film’s budget), Negotiated Backend, Royalties and Box Office/Streaming bonuses

All projects are intended to enjoy ancillary revenues as well, including participation in sequels,prequels, reboots, remakes, merchandising, as well as adaptations of the adapted material which could include video games, web3, and, where viable, theme park rides/experiences. Identification of Rights include reviewing properties for what management feels will have market viability as filmed entertainment, as well as outreach to publishers, authors, creators, managers, agents, and otherwise, to obtain rights availability toward negotiating Option/Purchase Rights Agreements. Development may entail attaching talent (director, screenwriter, actor), obtaining financing, creation of materials such as screenplays, presentation decks or “lookbooks”, and/or partnerships with seasoned producers, production companies and/or studios. Once properties are developed to management’s satisfaction, we then seek partnership with studios, financiers, distributors to produce and distribute the project. The CEO has personally funded certain initiatives requiring funding, such as the screenplay for Wish by Nicholls Fellow Joey Clarke Jr., as well as legal expenses for Option/Purchase Agreements and, in many cases, has utilized “sweat equity” to build out presentation decks, website development, lookbooks, and outreach to management, legal, talent and production companies to ensure projects meet their pipeline objectives.

Status on the projects (listed later in this document) vary in timelines and benchmarks, and will be listed in addition to the project information for each title in subsequent pages. We intend to monetize these assets by adapting to motion picture (feature film, limited series, ongoing series, etc.) in partnership with or sales to studios and/or streamers such as

Netflix, MAX, Peacock, Hulu, Disney+, Paramount+, Amazon Prime, etc.

The Company has currently engaged in both formal and informal discussions with notable talent, producing partners, production companies, and studios to develop and produce each property for its designated form of adaptation; initially, certain titles for series (such as Vampirella) and certain titles for feature film (such as Wish). Details included in the project descriptions to follow.

The Company intends to have projects set for production/principle photography within the timeframe of each option and allowable extensions which may range, typically, anywhere from a total of 24 to 36 months, which is the case for our current projects; for instance, we have completed the screenplay for ‘Wish’ based on the novel by Barbara O’Connor, and are partnered with a seasoned production company, Imprint Family Entertainment, and its principle, Michael Becker, to work in collaboration to obtain financing, attach director and talent, and begin principle photography, which we anticipate will be within the next 12 months.

Our Current Properties/Projects, page 5

2. Please revise your disclosure to describe the intellectual rights that you own for each project including the term of your rights. Please file the intellectual property agreements or licenses as exhibits. For example, we note a press release that you optioned Wish for adaption as a film in 2021. Please file as an exhibit your option agreement. In addition, as some of your listed projects have previously been made into a film, Vampirella, or TV series, Silverwing, please revise your disclosure to explain how you have rights in these properties when there are a pre-existing film or TV series.

The Company’s assets are primarily in the form of Intellectual Property rights and currently include rights in the exclusive motion picture, television, DVD, Internet (i.e., a program, web series or movie derived from the Work), and all subsidiary, allied, and ancillary rights to the Ella Clah series of novels by Aimee and David Thurlo, which books in the Series are entitled “Blackening Song”, “Death Walker”, “Bad Medicine”, “Enemy Way”, “Shooting Chant”, “Red Mesa”, “Changing Woman”, Plant Them Deep”, “Tracking Bear”, “Wind Spirit”, “White

Thunder”, Mourning Dove”, Turquoise Girl”, “Coyote’s Wife”, “Earthway”, “Neverending Snake”, “Black Thunder”, and “Ghost Medicine”. Rights under Option for Purchase include all right, title and interest of every kind or nature whatsoever in and to the Work including all rights under copyright, and Producer shall have the right to develop, make, sell, produce, distribute, exhibit, broadcast (including without limitation, free broadcast, pay television, cable, subscription, pay-per- view, video-on-demand, DVD and Internet), advertise, publicize, license, record and otherwise exploit the Work and all other publications, productions and other derivative works based upon the Work in any and all languages, formats, manners and media, whether now known or hereafter devised, throughout the universe in perpetuity, subject only to the Reserved Rights, which consist of print publication and stage rights.

Ella Clah is currently in development; however due to the Writers Guild of America strike which, as of the date of this document, is ongoing, we are unable to move forward in working with a WGA writer, which is the Company’s intent. The Company has, however, secured interest from a writer to formulate a pitch for studios prior to the strike and plans to resume working with the writer once the strike comes to a resolution, or otherwise, if at all. A Presentation Deck based on the IP has been created by the Company and we have secured an Emmy award winning Executive Producer to collaborate with us on developing the project and shopping to studios.

As well, we hold rights to the comic book series and certain characters in the Vampirella universe including the characters below:

1. Vampirella

2. Pendragon

3. Adam Van Helsing

4. Conrad Van Helsing

5. Lilith

6. Mad God Chaos

7. Blood Red Queen Of Hearts

8. Mistress Nyx

9. Hemmorhage

10. Von Kreist

11. Trixie Fattoni

12. Pixie Fattoni

13. Don Fattoni

14. Draculina

15. Passion

16. Monsignor Pesaro

17. Skaar

18. Passion

19. Tyler Westron

20. Anuberis

21. Tristan

22. The Scarlett Legion (Team)

23. The Sisterhood (Team)

24. Chelsea Cantrell

25. Ethan Shroud

26. The Unseelie Congress (collective of supernatural creatures)

27. Vampirella Army

28. Madek & Magdelene

29. The Kabal

30. Lorelei

31. Botis

32. Bazrys

33. Delilah William

34. Goodman William

35. Sophia

36. Le Fanu

37. Schuld

38. Cestus Dei

39. Yag-Ath Vermellus

40. Ikari: Sister of Rage from The Karasu Shimai

41. Zetsobou: Sister of Despair from The Karasu Shimai

42. Kanki: Sister of Delight from The Karasu Shimai

43. Gregory

44. Bazrys

45. Pantha

with rights included to develop, make, sell, produce, distribute, exhibit, broadcast (including without limitation, free broadcast, pay television, cable, subscription, pay-per-view, video-on- demand, DVD and Internet), advertise, publicize, license, record and otherwise exploit an audiovisual production based on the Work and derivative audiovisual works based upon the Work (collectively, “Derivative Works”) in any and all languages, formats, manners and media, whether now known or hereafter devised, throughout the universe in perpetuity, subject only to the Reserved Rights, which include Print Publication Rights, Live Stage Reading Rights, Live Stage Rights, and Radio Recital Rights Though there was a feature film based on the character Vampirella in 1996 as part of the ‘Roger Corman Presents’ series, the rights have since reverted to the publisher prior to the rights purchase agreement secured by the Company.

We are currently partnered with Dynamite Comics (the publisher) and a notable animation studio in Vancouver, Canada (with award winning animated series on Amazon (Kirkman’s ‘The Invincibles’) , and whose principle has produced a number of award-winning feature films (including Angry Birds, Star Wars: The Clone Wars, Escape from Planet Earth) which have enjoyed worldwide distribution and revenue and/or critical success. We have agreed to produce an animated series based on the Vampirella universe as an inaugural project toward further exploitation of the rights for screen and otherwise. Though the information is currently confidential, we are happy to share copies of correspondence and agreements confidentially to support. We intend to monetize the project within the next 24 months.

We also have rights in Wish by Barbara O’Connor to include all motion picture, all television rights (pay, free, cable, and otherwise) all home video rights. and all allied, ancillary, and subsidiary rights in the Property, whether now known or hereafter devised (including without limitation prequel, sequel, and remake rights, music and music publishing rights, soundtrack recording, comic book rights, and graphic novel right; video game and interactive gaming rights, podcast rights and other exploitation rights, commercial tie-in and merchandising rights (including without limitation the exploitation and/or licensing of characters and other elements of the Property for all types of goods and services, theme parks, and other types of attractions), and all promotional publishing rights with the exception of novel publication rights. including print and nondramatic audio rights (i.e. so-called "books-on-tape or e-books" rights) subject to 7,500 word (but no more than 10% of the text) promotional publication rights; the right to publish the text of the Property electronically; the right to broadcast the text of the Property, whether in installments or otherwise, by television or radio in single-voice, non-dramatic readings {subject to Purchaser's right at all limes to exercise its television and radio rights for purposes of advertising, promoting, publicizing, and/or otherwise exploiting any production based on the Property; live stage rights; and all rights in all Owner-written and Owner-authorized sequels

(provided that Purchaser shall have a rolling right of first negotiation and last refusal to option any such sequels). We are currently partnered with Imprint Family Entertainment (Groove Tails) and its principals, including Michael Becker (https://deadline.com/2021/07/maryann-garger-michael-becker-launch- imprint-family-entertainment-1234797003/ ) with a finished screenplay by Nicholl fellow Joey Clarke Jr. (https://deadline.com/2021/08/wish-joey-clarke-jr-to-adapt-barbara-oconnor-book-for-the-screen- 1234813761/ ) to produce as a feature film. We are currently out to directors and financiers to prepare for principle photography which we anticipate to be on or about Spring 2024. Also, the Company has a shopping agreement to produce ‘Silverwing’ based on the Kenneth Oppel book series with the founder of Bardel Entertainment (the original producer of the Canadian series produced in 2003). The founder retained the rights to Silverwing and is in collaboration with Company to adapt the series to screen seeking worldwide distribution alongside the development and production process. To date, a lookbook/deck has been completed for the project including 45% participation for

Mike The Pike once, and if, a project is produced. Parties have agreed in good faith and intends to formalize the agreement by late June 2023.

The Company also holds rights to writer/creator Mike Baron’s (The Flash, The Punisher) ‘Biker’ series featuring protagonist Josh Pratt, which include all motion picture, all television rights (pay, free, cable, and otherwise) all home video rights. and all allied, ancillary, and subsidiary rights in the Property, whether now known or hereafter devised (including without limitation prequel, sequel, and remake rights, music and music publishing rights, soundtrack recording; video game and interactive gaming rights, podcast rights and other exploitation rights, commercial tie-in and merchandising rights (including without limitation the exploitation and/or licensing of characters and other elements of the Property for all types of goods and services, theme parks, and other types of attractions), and all promotional publishing rights with the exception of novel publication rights. including print and nondramatic audio rights

The Company also has an 11.3% stake in net profits to the film “Beyond White Space”, which is anticipated to breakeven this year. The Company was a financier on the film, and its principal, Mark Newbauer, a producer on the film which enjoyed a theatrical release in December 2018 and is now streaming on various platforms. It is distributed by Vertical Entertainment and the trailer can be viewed here: https://www.youtube.com/watch?v=_RihSzdaCtc

Risk Factors, page 7

3. In its current form, your risk factor discussion appears relatively brief and does not disclose any industry or operational risk. Accordingly, please expand your disclosure, as applicable, to include industry or operational risk such as Covid-19, competition, and claims of infringement of intellectual property rights. Also, consider adding a risk factor concerning the risk resulting from the consolidation among commercial exhibitors and studios.

Additional risk disclosure added including industry or operational risk such as Covid-19, labor strike, competition, and claims of infringement of intellectual property rights and the consolidation among commercial exhibitors and studios.

4. Please revise here and in your Prospectus Summary to highlight the auditor’s explanatory paragraph regarding your ability to continue as a going concern.

Additional going concern disclosure added.

5. Prominently disclose here and in your prospectus summary that your CEO will control the company as a result of his holding of preferred shares. Highlight that investors will not be able to influence the company, including with respect to the election of directors.

Disclosure added that our CEO will control the company as a result of his holding of preferred shares and highlighted that investors will not be able to influence the company, including with respect to the election of directors.

Item 2. Financial Information, page 8

6. Please expand your discussion of the results of operations to provide insight into the activities that you reported as well as the reasons for any material variances in the amounts reported between the periods presented in your consolidated statements of operations. Please refer to the guidance in Item 303(b)(2) of Regulation S-K.

Plan of operations discussion expanded.

7. Please revise to discuss your liquidity, capital resources and critical accounting estimates. Please refer to the guidance in Items 303(b)(1) and 303(b)(3) of Regulation S-K.

Discussion of liquidity, capital resources and critical accounting estimates added.

Our Certificate of Incorporation authorizes the issuance of preferred stock, page 8

8. Please clarify here, as you do on page 14, the voting and conversion rights of your preferred stock. Please also discuss how future issuances or conversion of your preferred stock may be dilutive to your common stock holders.

Additional disclosure of the preferred voting rights and dilution effects added.

Directors and Executive Officers, page 10

9. Please revise your disclosure regarding the background and history of your executive officer and director to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment during the past five years, including the dates and duration of employment. Certain Relationships and Related Transactions, and Director Independence, page 12

Revisions made.

10. Please revise this section to ensure consistency throughout your disclosure. In this regard, we note that your disclosure suggests there are no related party transactions. However, we note your disclosure on page F-13 that “[d]uring the twelve months end[e]d December 31, 2022 and 2021, the Company’s CEO, Mark Newbauer, had advanced the company $17,500 and $0 respectively of personal funds.” Refer to Item 404 of Regulation S-K.

Disclosure revised for consistency including related party transactions.

Executive Compensation, page 12

11. Please update your executive compensation disclosure to include your recently completed fiscal year. In your updated compensation disclosure, please discuss any employment agreements and identify the named executive officers in your table. In this regard, we note your disclosure here that “[n]o officer or director has received any compensation from the Company since the inception of the Company.” However, your disclosure on page F-12 states that in prior years the Company entered into an employment agreement with its CEO” and that “[t]he agreement was suspended,” but not terminated.

Updated to include 2022.

Consolidated Statement of Operations, page F-5

12. We note that in 2021 you recorded a $66,635 gain on the change in the fair value of a derivative liability. Please provide us with a detailed discussion of your accounting for the derivative liability and cite the specific authoritative accounting literature you utilized to support your accounting treatment.

Derivative liabilities means the fair value of derivative instruments in a negative position as of the end of the most recent fiscal year end, as recognized and measured in accordance with U.S. generally accepted accounting principles or other applicable accounting standards. In this case the indebtedness was reduced therefore the value shall be adjusted for the effects of master netting agreements. To that extent such adjustments are reflected on the audited consolidated statement of financial condition of the Company and the consolidated balance sheet of the financial company prepared in accordance with U.S. generally accepted accounting principles or other applicable accounting standards. Beginning in 2011 the Company had convertible notes totaling $594,060 due to New Opportunity Business Solutions. The audit for 12/31/2013 required we recognize the equity liability and calculated such using the Black Soles Method. Following the forgiveness or termination of the debt the corresponding derivative liability should have been removed. Management decided to remove the liability in 2021.

Notes to Consolidated Financial Statements

Note 4 - Intangible Assets, page F-11

13. Please clarify your disclosure to explain what you mean by intangible assets being amortized over 18 months “by definition” and how it relates to their useful life or contract duration. Please refer to the guidance in ASC 350-30-35-2 and 35-6.

Disclosure revised.

Note 5 - Accrued Compensation, page F-12

14. Please tell us what is meant by your disclosure that the employment agreement with the CEO has been suspended. In this regard, your disclosure should include whether you continue to receive services from the CEO and if so, how you account for the fair value of such services.

The Company’s cash position was not adequate to pay the employment agreement. Rather than terminate the agreement the Company chose to suspend the agreement until the CEO will be able to assume those duties required to execute to Company business model and that the Company has received additional funding.

15. Please tell us whether you were legally released from the $133,500 in accrued salaries that was written off in 2021. If you were not legally released from this liability, please tell us how your accounting complies with ASC 405-20-40-1(b).

The CEO agreed to release the Company of the accrued salaries liability in a memo sent to the CFO.

16. In addition, please tell us your basis of recording a gain on the write off in your statement of operations. Please refer to the guidance in ASC 470-50-40-2.

Generally, ASC 470-50-40-2 indicates that for all extinguishments of debt, the difference between the reacquisition price (which includes any premium) and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) should be recognized as a gain or loss when the debt is extinguished. Gain or loss recognition may not be appropriate if the extinguishment of debt is with related parties. ASC 470-50-40-2 indicates that such an extinguishment transaction may be in essence a capital transaction. However, in the case of the accrued salaries,no cash was actually transferred to the employee, only the expense associated with potential payment of the salary. The write off is intended to reverse the expense.

Note 6 - Notes and Other Loans Payable, page F-12

17. You state that you wrote off $115,000 in debt and $59,049 in accrued interest during 2021, since the management determined them to be forgiven. Please clarify whether you were legally released from the repayment of these debts and interests or tell us how your accounting complies with ASC 405-20-40-1(b).

In July of 2013 the Company signed a promissory note for $25,000 with William Eilers, an attorney providing various legal services. The note becomes due on August 8, 2014, and carries a per annum interest rate of 14%. Beginning in 2011 the Company entered into a series of $7,500 with Shaun Diedrich that total $90,000. Based upon the age of the debts the Company has determined they are uncollectible.

Note 7 - Stockholders’ Equity/(Deficit), page F-13

18. Please provide the applicable disclosures required by ASC 505-10-50-3 through 18.

Disclosures provided.

19. Please provide disclosure related to the stock subscription receivable of $2,229,415 at December 31, 2022 and 2021 that discloses the transactions and related accounting treatment. In addition, please tell us how you considered the guidance in ASC 505-10-45.

Disclosures provided.

Note 8 - Income Taxes, page F-13

20. Please provide the disclosures required by ASC 740-10-50.

Deferred tax assets arising as a result of net operation loss carry forwards have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company’s evaluation was performed for the tax years ended December 31, 2021, and 2019 for U.S. Federal Income Tax and for the State of Wyoming.

The Company has net operating loss carry forwards in the amount of approximately $1,386,650 that will expire beginning in 2024. The deferred tax assets including the net operating loss carry forward tax benefit of $,1,386,650 total $917,200 which is offset by a valuation allowance. The other deferred tax assets include accrued officer compensation, stock-based compensation, and amortization. The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income.

The Company follows the provisions of uncertain tax positions. The Company recognized approximately no increase in the liability for unrecognized tax benefits.

The Company has no tax position at December 31, 2022 and 2021 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Note 9 - Related Party Transactions, page F-13

21. Please disclose the significant terms of the amounts due to related party, including repayment terms and interests. Please refer to the guidance in ASC 850-10-50-1(d) and Rule 5-02(22) of Regulation S-X.

Disclosure Revived

General

22. Please revise your filing to disclose that you are a shell company, as defined by Rule 12b-2 under the Exchange Act, because you appear to have no or nominal operations, nominal assets and no revenues to date. Accordingly, please prominently disclose your shell company status and the consequences of that status including relevant risk factor disclosure. If you do not believe you are a shell company, please provide us with your legal analysis.

The additional disclosures demonstrate that the Company has significant operations, and thus one of the elements of Rule 12b-2 is missing, and therefore it is not a shell.

23. We note a November 2022 press release by Sack Lunch Productions, Inc. that they had entered into a letter of intent to acquire a 45% minority interest in your wholly owned subsidiary Arowana Media Holdings, Inc. Please update your disclosures to describe this proposed transaction or advise. Please also file the letter of intent as an exhibit.

Exhibit and additional discussion added.

24. We note that according to the funding portal Netcapital, Arowana Media Holdings, raised $10,000 in March 2023 in reliance on the exemption in Securities Act section 4(a)(6). Please ensure to update your disclosure with this funding update.

Disclosure of funding received through the funding portal added.

25. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note you are a development stage company with limited operating activities, it is unclear whether you will be able to fully commence operations within the next 12 months, you are issuing penny stock and have nominal assets consisting of cash. These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently in the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering and that the proceeds from this offering, if any, will be immediately available to the company.

The Company has updated its disclosures to demonstrate it has history and operations and thus it is not a blank check company.

26. Please revise your disclosure to clarify if your common stock is currently listed or quoted in any market or if it has historically been quoted or listed.

Revised to note that it is listed on the Expert Market and there is no public quote.

27. Please note that your registration statement will become effective by operation of law 60 days from the date you initially filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the previously discussed issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Information added.

Mark B. Newbauer,

President